Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject Company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

[Wells Fargo Asset Management]

Product Alert

May 23, 2019

Wells Fargo Funds Management proposes merger of two Wells Fargo

Funds

The Wells Fargo Funds Board of Trustees recently approved the merger of two Wells Fargo Funds. The proposed merger is subject to approval by shareholders of the merging fund. Wells Fargo Funds Management, LLC, manager to the Wells Fargo Funds, plans to file a preliminary prospectus/proxy statement shortly with the U.S. Securities and Exchange Commission.

Merging fund	Acquiring fund
Wells Fargo Asia Pacific Fund	Wells Fargo Emerging Markets Equity Income Fund

For further information, please review the following Q&A.

What are some key benefits of the proposed fund merger?

Continuity of portfolio management: Wells Fargo Funds Management, LLC, serves as the investment manager of the merging fund and the acquiring fund. In addition, the SF Global Emerging Markets Equity team at Wells Capital Management Incorporated is the investment subadvisor for both funds. The acquiring fund is managed by a team of portfolio managers and analysts under the leadership of Alison Shimada, using the same overall investment philosophy and process as is currently used to manage the merging fund.

Same or lower net operating expenses:The annual fund operating expenses of each share class of the acquiring fund are lower than the annual fund operating expenses of the equivalent share class of the merging fund. The manager has contractually committed to the stated fee waivers through February 28, 2021.

Fund	R	A	C	Admin	Inst	R6
Asia Pacific Fund—gross operating expense ratios	–	1.69	2.44	1.61	1.36	–
Asia Pacific Fund—net operating expense ratio	–	1.60	2.35	1.50	1.25	–
EM Equity Income Fund—gross operating expense ratios	1.92	1.67	2.42	1.59	1.34	1.24
EM Equity Income Fund—net operating expense ratio (pre-merger)	1.87	1.62	2.37	1.45	1.22	1.17
EM Equity Income Fund—net operating expense ratio (post-merger)	1.80	1.55	2.30	1.45	1.22	1.17

For the Asia Pacific Fund, the manager has contractually committed, through February 29, 2020, to waive fees and/or reimburse expenses to the extent necessary to cap the fund’s total annual fund operating expenses after fee waiver at 1.25% for the Institutional Class, 1.50% for the Administrator Class, 1.60% for Class A, and 2.35% for Class C. For the Emerging Markets Equity Income Fund, the manager has contractually committed, through February 28, 2021 contingent upon closing of the reorganization, to waive fees and/or reimburse expenses to the extent necessary to cap the fund’s total annual fund operating expenses after fee waiver at 1.22% for the Institutional Class, 1.45% for the Administrator Class, 1.55% for Class A, 2.30% for Class C, 1.80% for Class R, and 1.17% for Class R6. Brokerage commissions, stamp duty fees, interest, taxes, acquired fund fees and expenses (if any), and extraordinary expenses are excluded from the cap. After this time, the cap may be increased or the commitment to maintain the cap may be terminated only with the approval of the Board of Trustees. Without this cap, the fund’s returns would have been lower. The expense ratio paid by an investor is the net expense ratio (the total annual fund operating expenses after fee waivers) as stated in the prospectus.

Increased size and diversification: The Emerging Markets Equity Income Fund has a larger asset base spread across a more diversified portfolio. Its broader investment mandate, within a major asset category, should make the fund more viable in the long run.

Does this change require shareholder approval?

Yes, all shareholders of record in the Asia Pacific Fund as of June 17, 2019, will be mailed a proxy statement and ballot in June 2019. We anticipate convening a special meeting of shareholders on September 6, 2019. If approved by shareholders, the fund merger is anticipated to occur in September 2019.

Will the merger be a taxable event for shareholders?

No. It is expected to be a tax-free exchange for U.S. federal income tax purposes. However, to prevent adverse tax consequences for shareholders, the merging fund may make a distribution of income and/or capital gains in advance of the merger. Clients are encouraged to consult their tax advisors about how this may affect them.

Can investors still transact the merging and acquiring funds prior to the merger?

Yes.

Additional information and where to find it

This is not an offer to sell or a solicitation of an offer to buy shares of any investment company, nor is it a solicitation of any proxy. In connection with the proposed transactions, the merging funds filed a prospectus/proxy statement with the U.S. Securities and Exchange Commission (SEC). All shareholders are advised to read the prospectus/proxy statement in its entirety because it contains important information about the acquiring funds, merging funds, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The merging funds will mail the prospectus/proxy statement to their shareholders. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the merging funds with the SEC at the SEC’s website, sec.gov. Free copies of the prospectus/proxy statement may be obtained by directing a request via mail, phone, or website to Wells Fargo Funds, P.O. Box 8266, Boston, MA 02266-8266, 1-800-222-8222, wfam.com. In addition to the prospectus/proxy statement, the merging and acquiring funds file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by funds at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by the funds are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

Participants in the solicitation

The merging and acquiring funds and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information about persons who may be considered participants in the solicitation of the merging funds’ shareholders under the rules of the SEC will be in the prospectus/proxy statement when it is filed with the SEC.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit wfam.com. Read it carefully before investing.

Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. Foreign investments are especially volatile and can rise or fall dramatically due to differences in the political and economic conditions of the host country. These risks are generally intensified in emerging markets. The use of derivatives may reduce returns and/or increase volatility. Certain investment strategies tend to increase the total risk of an investment (relative to the broader market). This fund is exposed to geographic risk and smaller-company securities risk. Consult the fund’s prospectus for additional information on these and other risks.

Any tax or legal information in this insert is merely a summary of our understanding and interpretations of some of the current income tax regulations and is not exhaustive. Investors should consult their tax advisor or legal counsel for advice and information concerning their particular situation. Wells Fargo Funds Management, LLC; Wells Fargo Funds Distributor, LLC; or any of their representatives may not give legal or tax advice.

Wells Fargo Asset Management (WFAM) is the trade name for certain investment advisory/management firms owned by Wells Fargo & Company. These firms include but are not limited to Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC. Certain products managed by WFAM entities are distributed by Wells Fargo Funds Distributor, LLC (a broker-dealer and Member FINRA).

This material is for general informational and educational purposes only and is NOT intended to provide investment advice or a recommendation of any kind—including a recommendation for any specific investment, strategy, or plan. 402523 05-19

INVESTMENT PRODUCTS: NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE